EXPENSE LIMITATION AGREEMENT

between

DAILY INCOME FUND

and

REICH & TANG ASSET MANAGEMENT, LLC

This EXPENSE LIMITATION AGREEMENT, dated as of September 16, 2010, between Daily Income Fund (the “Fund”), on behalf of its RNT Natixis Liquid Prime Portfolio (the “Portfolio”), with respect to the Portfolio’s Treasurer Class Shares and Liquidity Class Shares, and Reich & Tang Asset Management, LLC (the “Manager”).

WITNESSETH:

WHEREAS, the Manager serves as investment manager to the Fund, on behalf of the Portfolio, pursuant to an Investment Management Contract between the Manager and the Fund dated as of September 16, 2010; and

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Manager to limit investment management fees or reimburse expenses of the Treasurer Class Shares and Liquidity Class Shares of the Portfolio of the Fund in order to ensure that the Treasurer Class Shares and Liquidity Class Shares are competitive in the marketplace.

NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

1. OPERATING EXPENSES. The Manager hereby agrees to waive management fees and/or reimburse expenses to the extent necessary to maintain the Operating Expenses (as that term is defined in paragraph 2 below) for each Class to an annual rate, expressed as a percentage of the average daily net assets of each respective Class as set forth on Exhibit A (the “Expense Cap Amount”).

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Class, is defined to include all expenses necessary or appropriate for the operation of each Class, including the Manager’s management fee detailed in the Investment Management Contract between Daily Income Fund, on behalf of the RNT Natixis Liquid Prime Portfolio and the Manager (the “Management Contract”), and other expenses described in the Management Contract, but does not include taxes, brokerage, interest, or extraordinary expenses such as litigation.

3. TERM: This Agreement shall be in effect until November 30, 2011, and is renewable for an additional one-year period upon the written agreement of the parties hereto.

4. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund (the “Board”), on behalf of each Class of the Portfolio, upon sixty (60) days’ written notice to the Manager. This Agreement may not be terminated by the Manager without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Management Contract is terminated, with such termination effective upon the effective date of the Management Contract’s termination.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

DAILY INCOME FUND

RNT Natixis Liquid Prime Portfolio

By: /s/ Michael Lydon
Name: Michael Lydon
Title: Trustee

REICH & TANG ASSET MANAGEMENT, LLC

By: /s/ Richard De Sanctis
Name: Richard De Sanctis
Title: Executive Vice President and Chief Operating Officer

Exhibit A

DAILY INCOME FUND

Name of Portfolio	Total Annual Operating Expenses
RNT Natixis Liquid Prime Portfolio
0.15% Treasurer Class Shares 0.18% Liquidity Class Shares